================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------
                                    FORM 11-K
                                  -------------

         |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2001

                                       OR

         | | TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from _______ to _______


                          Commission File No. 001-02217


                 THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN
                            (Full title of the plan)



                              THE COCA-COLA COMPANY
          (Name of issuer of the securities held pursuant to the plan)

                               One Coca-Cola Plaza
                             Atlanta, Georgia 30313
    (Address of the plan and address of issuer's principal executive offices)

================================================================================

                              THE COCA-COLA COMPANY
                            THRIFT & INVESTMENT PLAN

                              Financial Statements
                 For the Years Ended December 31, 2001 and 2000
                   Together with Independent Auditors' Report

                 THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

                       Financial Statements and Schedules
                 For the Years Ended December 31, 2001 and 2000


                                Table of Contents


                                                                           Page
                                                                           ----

Independent Auditors' Report                                                1


Statements of Net Assets Available for Benefits                             2


Statement of Changes in Net Assets Available for Benefits                   3


Notes to Financial Statements                                               4




                             Supplemental Schedules
                             ----------------------

Schedule H, line 4i - Schedule of Assets (Held at End of Year)             10


Schedule H, line 4j - Schedule of Reportable Transactions                  13

To the Corporate Retirement Plan
 Administrative Committee
The Coca-Cola Company
Atlanta, Georgia:


                          Independent Auditors' Report
                          ----------------------------

We have audited the accompanying statements of net assets available for benefits of The Coca-Cola Company Thrift & Investment Plan (the "Plan") as of
December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Coca-Cola Company Thrift & Investment Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ BANKS, FINLEY, WHITE & CO.


June 7, 2002.

                 THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

                 Statements of Net Assets Available for Benefits
                           December 31, 2001 and 2000


                                                2001                  2000
                                                ----                  ----

ASSETS

Investments (Notes 3 and 4)               $ 1,458,863,643       $ 1,924,109,881

Accrued interest receivable                        95,329                76,740
                                          ---------------       ---------------

NET ASSETS AVAILABLE FOR BENEFITS         $ 1,458,958,972       $ 1,924,186,621
                                          ===============       ===============





The accompanying notes are an integral part of the financial statements.

                 THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2001


ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
   Dividend income                                        $    17,837,491
   Interest income                                             10,343,771
                                                          ---------------
     Total investment income                                   28,181,262
                                                          ---------------

Contributions:
   Employer                                                    17,841,660
   Participants                                                51,044,539
   Rollovers from other qualified plans                           978,054
                                                          ---------------
     Total contributions                                       69,864,253
                                                          ---------------

  Total additions                                              98,045,515
                                                          ---------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Distributions to Participants                                 194,379,371

Net depreciation in fair value of
  investments (Note 3)                                        368,893,793
                                                          ---------------

  Total deductions                                            563,273,164
                                                          ---------------

Net decrease in net assets available for benefits            (465,227,649)

Net assets available for benefits, beginning of year        1,924,186,621
                                                          ---------------

NET ASSETS AVAILABLE
 FOR BENEFITS, END OF YEAR                                $ 1,458,958,972
                                                          ===============





The accompanying notes are an integral part of the financial statements.

                 THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

                          Notes to Financial Statements
                           December 31, 2001 and 2000


NOTE 1 - DESCRIPTION OF PLAN

The Coca-Cola Company Thrift & Investment Plan (the "Plan") is a defined contribution pension plan covering a majority of the domestic employees of The Coca-Cola Company and its participating subsidiaries (the "Company"), with the exception of employees represented by bargaining units which have not negotiated coverage and others listed in the Plan document.

Effective January 1, 2001, eligible employees can participate in the Plan upon their date of hire or rehire with the Company. Prior to January 1, 2001, eligible employees could participate after completing three months of service. The election to contribute to the Plan by employees (the "Participants") is voluntary. Participant contributions are in the form of payroll deductions with the Company currently contributing an amount equal to 100% of the first 3% of compensation contributed by a Participant, subject to certain limitations imposed by the Internal Revenue Code ("IRC").

Participants may contribute to the Plan with "Before Tax" dollars or "After Tax" dollars. "Before Tax" contributions are not subject to current federal income taxes but are subject to Federal Insurance Contributions Act (FICA) taxes. "Before Tax" and "After Tax" contributions are limited in total to 15% of compensation. For 2001, the maximum "Before Tax" annual contribution amount under the IRC was $10,500.

Participants may borrow from their account balance subject to certain limitations. Participant loans may be taken from a combination of "Before Tax", "After Tax" and rollover account balances.

All contributions are paid to a trustee and are invested as directed by Participants and the Company. Effective January 1, 2001, Participants may direct their contributions into any of 27 separate investment options. The individual funds and/or fund categories are as follows:

         COMPANY STOCK FUND - Common stock of The Coca-Cola Company with some moderate cash and/or cash equivalent holdings for liquidity purposes.

         GOVERNMENT FUND - A money market fund investing in securities issued by, or guaranteed by, the U.S. government, U.S. government agencies, and U.S. government-sponsored agencies.

         RETIREMENT PRESERVATION TRUST (BLEND) - A collective trust investing in Guaranteed Investment Contracts, obligations of U.S. government and U.S. government agency securities, and money market securities. Prior to April 1, 2001, this investment option was known as the Stable Value Fund.

         INTERMEDIATE TERM BOND FUNDS - Four mutual funds investing in a diversified portfolio of bonds issued by U.S. and foreign companies as well as U.S. and foreign governments.

         BALANCED FUNDS - Three mutual funds investing in a targeted mixture of stocks and bonds.

         LARGE-CAP STOCK FUNDS - Seven mutual funds investing in a diversified portfolio of stocks and generally maintaining a median market capitalization in excess of $9 billion.

         MID-CAP STOCK FUND - One mutual fund investing in a diversified portfolio of stocks and maintaining a median market capitalization between $2 billion and $9 billion.

         SMALL-CAP STOCK FUNDS - Four mutual funds investing in a diversified portfolio of stocks and maintaining a median market capitalization of less than $2 billion.

         INTERNATIONAL STOCK FUNDS - Five mutual funds investing in a diversified portfolio of stocks of companies located outside the U.S. or a combination of stocks of U.S. companies and foreign companies.

In addition, five LifePath Funds were available as investment options through June 30, 2001. These funds maintained a diversified portfolio of common stocks and bonds. Each fund was designed to maintain a level of risk appropriate to its target date.

All Company contributions are invested in the Company Stock Fund and are immediately vested to the Participants.

Participants are allowed to roll over account balances from other qualified plans or Individual Retirement Accounts into the Plan. Upon retirement, termination or disability, Participants may choose to receive payment from the Plan in a lump sum distribution, installments or in partial payments (a portion paid in a lump sum, and the remainder paid later).

ADMINISTRATION

The Plan is administered by the Corporate Retirement Plan Administrative Committee (the "Committee") which, as administrator, has complete control of and sole discretion over the administration of the Plan. All administrative expenses of the Plan were paid by the Company during 2001.

PARTICIPANTS' LOANS

The following applies to Participants' loans:

(a) The maximum amount that a Participant may borrow is the lesser of 50% of their account balance or $50,000. The $50,000 maximum is reduced by the Participant's highest outstanding loan balance on any loans during the preceding 12 months.

(b)      The minimum loan amount is $1,000.

(c) The loan interest rate is the prime rate as published in The Wall Street Journal at the inception of the loan.

(d) The loan repayment period is limited to 60 months for a general purpose loan and 180 months for a loan used to purchase or build a principal residence.

VALUATION OF PARTICIPANTS' ACCOUNTS

Participants' account balances are valued based upon the number of units of each investment fund owned by the Participants. Units are revalued on a daily basis to reflect earnings and other transactions. Participants' accounts are updated on a daily basis to reflect transactions affecting account balances.

PLAN TERMINATION

The Company expects the Plan to be continued indefinitely but reserves the right to terminate the Plan or to discontinue its contributions to the Plan at any time, by written approval from the Committee. In the event of termination, the Committee may either:

(a)      continue the trust for as long as it considers advisable, or

(b) terminate the trust, pay all expenses from the trust fund, and direct the payment of Participants' account balances, either in the form of lump-sum distributions, installment payments, or any other form selected by the Committee.

The description of the Plan presented above is as of December 31, 2001. Additional information about the Plan is available from the Company's Employee Benefits Department.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are maintained on an accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

VALUATION OF INVESTMENTS

Short-term investments are stated at cost, which approximates fair value. The investments in common stock of The Coca-Cola Company and the mutual funds are stated at fair value based upon quoted prices in active markets at the last reported sales price on the last business day of the Plan year. Participants' loans are valued based upon remaining unpaid principal balance plus any accrued but unpaid interest.

The Guaranteed Investment Contracts within the Retirement Preservation Trust (Blend) are reported at contract value, which is equivalent to fair value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. These investment contracts are fully-benefit responsive, which means Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The weighted-average yield and crediting interest rates for the contracts were both approximately 6.66% for 2001 and 6.35% for 2000.

RECLASSIFICATIONS

Certain reclassifications have been made for the prior year to conform to the current year presentation.

NOTE 3 - INVESTMENTS

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value (as determined by quoted market price) by $368,893,793 as follows:

Common stock of The Coca-Cola Company                     $ 345,188,404
Mutual funds                                                 23,705,389
                                                          -------------
                                                          $ 368,893,793

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31 is as follows:

                                               2001                  2000
                                               ----                  ----

Common stock of The Coca-Cola Company     $ 1,111,612,879       $ 1,567,657,645
S&P 500 Stock Fund                        $    90,123,601               -

Investments in common stock of The Coca-Cola Company include both participant and nonparticipant-directed investments.

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                        December 31,             December 31,
                                           2001                     2000
                                        ------------             ------------

Net assets, at fair value:
  Common stock of The Coca-Cola
   Company                              $ 576,667,455            $ 753,372,896


                                                       Year ended
                                                    December 31, 2001
                                                    -----------------

Changes in net assets:
  Contributions                                      $  17,841,660
  Dividends                                              9,117,770
  Net depreciation                                    (126,979,637)
  Distributions to Participants                        (71,355,689)
  Intra-Plan transfers                                  (5,329,545)
                                                    ---------------
     Net decrease in net assets                     ($ 176,705,441)
                                                    ===============

NOTE 5 - TRANSACTIONS WITH PARTIES-IN-INTEREST

During 2001, the Plan purchased 2,026,744 shares of common stock of The Coca-Cola Company, in market and intra-Plan transactions, with a fair market value of $98,072,123. During 2001, the Plan sold 4,176,524 shares of common stock of The Coca-Cola Company for proceeds of $208,197,933, resulting in a gain of $112,775,167. During 2001, dividends earned by the Plan on common stock of The Coca-Cola Company were $17,837,491. As of December 31, 2001 and 2000, the Plan held 23,576,095 and 25,725,875 shares of common stock of The Coca-Cola Company with a fair market value of $1,111,612,879 and $1,567,657,645, respectively.

The Plan's Retirement Preservation Trust (Blend), Government Fund, Small Cap Index Fund, Agreggate Bond Index Fund, International Index Fund, Basic Value Fund, Small Cap Value Fund and Fundamental Growth Fund are managed by Merrill Lynch Investment Managers. Merrill Lynch Trust Company is the Trustee as defined by the Plan and, therefore, the transactions in these funds qualify as party-in-interest.

NOTE 6 - INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986 (the "IRC") and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan obtained its latest determination letter on March 17, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

On January 31, 2002, the Plan administrator filed a request with the Internal Revenue Service for a new determination letter.

                 THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN
                             EIN: 58-0628465 PN: 002

         Schedule H, line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2001



                                             (c) Description of investment
     (b) Identity of issue,                      including maturity date,
         borrower, lessor or                     rate of interest, collateral,                                     (e) Current
(a)      similar party                           par, or maturity value                          (d) Cost               value**
---  -----------------------                 ---------------------------------                   -------------     ----------------

     SHORT-TERM INVESTMENTS:

 *   Merrill Lynch Investment Managers       70,035,957 units of Retirement Preservation
                                                Trust                                            $  70,035,957      $    70,035,957

 *   Merrill Lynch Investment Managers       9,920,808 units of Government Fund                      9,920,808            9,920,808

 *   Merrill Lynch Investment Managers       6,884,958 units of Retirement Reserves Fund             6,884,958            6,884,958

 *   Merrill Lynch Investment Managers       402,741 units of Cash Management Account                  402,741              402,741
                                                                                                 -------------      ---------------
        Total Short-Term Investments                                                                87,244,464           87,244,464
                                                                                                 -------------        -------------
     COMMON STOCK:

 *   The Coca-Cola Company                   23,576,095 shares of common stock                     562,115,188        1,111,612,879

     MUTUAL FUNDS:

     AIM Advisors, Inc.                      183,411 units of Blue Chip Fund                         2,506,820            2,228,438

     Ariel Capital Management, Inc.          85,907 units of Premier Bond Fund                         881,103              878,829

     Barclay's Global Investors              4,776,025 units of S&P 500 Stock Fund                  92,244,504           90,123,601

     Calvert Asset Management Co., Inc.      519,752 units of Income Fund                            9,026,546            8,674,654

     Davis Selected Advisers, L.P.           324,363 units of Venture Fund                           8,646,858            8,248,545

     Delaware Management Company             291,611 units of Delaware Trend Fund                    5,277,996            5,170,263

     The Dreyfus Corporation                 36,099 units of Premier Third Century Fund                367,164              319,841

     Federated Global Investment Mgt.
      Corp.                                  18,878 units of International Equity Fund                 327,436              284,297

     Fidelity Investments                    59,768 units of Advisor Diversified
                                               International Fund                                      792,138              747,692

     ING Investments, LLC                    189,450 units of International Value Fund               2,719,229            2,436,332



 *   Party-in-interest

 **  Current value is equivalent to contract value for all Guaranteed Investment Contracts.


                 THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN
                             EIN: 58-0628465 PN: 002

         Schedule H, line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2001



                                            (c) Description of investment
     (b) Identity of issue,                     including maturity date,
         borrower, lessor or                    rate of interest, collateral,                                        (e) Current
(a)      similar party                          par, or maturity value                            (d) Cost               value**
---  -----------------------                ---------------------------------                     -------------      ---------------

     MUTUAL FUNDS, CONTINUED:

     ING Investments, LLC                    79,212 units of International Small Cap Fund         $   2,148,143        $   1,791,782

     John Hancock Advisers, LLC              213,832 units of Small Cap Fund                          4,189,418            4,413,495

     Mercury Advisers                        4,808,034 units of Long-Term Growth Fund                41,096,978           39,329,715

     Mercury Advisers                        1,470,452 units of All-Equity Fund                      11,960,315           11,322,479

     Mercury Advisers                        1,154,361 units of Growth and Income Fund               10,422,520           10,066,025

 *   Merrill Lynch Investment Managers       80,589 units of Small Cap Index Fund                       837,030              848,605

 *   Merrill Lynch Investment Managers       332,706 units of Aggregate Bond Index Fund               3,500,146            3,493,416

 *   Merrill Lynch Investment Managers       46,405 units of International Index Fund                   467,536              400,011

 *   Merrill Lynch Investment Managers       158,103 units of Basic Value Fund                        4,999,272            4,629,244

 *   Merrill Lynch Investment Managers       267,434 units of Small Cap Value Fund                    5,785,321            6,471,891

 *   Merrill Lynch Investment Managers       338,340 units of Fundamental Growth Fund                 6,711,977            6,127,345

     Pacific Investment Mgt. Co. (PIMCO)     325,033 units of Total Return Fund                       3,435,461            3,399,851

     Pioneer Investment Management, Inc.     58,488 units of Pioneer Fund                             2,462,171            2,275,762

     Pioneer Investment Management, Inc.     81,249 units of Small Company Fund                       1,143,147            1,193,542
                                                                                                  -------------        -------------
        Total Mutual Funds                                                                          221,949,229          214,875,655
                                                                                                  -------------        -------------



 *  Party-in-interest

 ** Current value is equivalent to contract value for all Guaranteed Investment Contracts.


                 THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN
                             EIN: 58-0628465 PN: 002

         Schedule H, line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2001



                                             (c) Description of investment
     (b) Identity of issue,                      including maturity date,
         borrower, lessor or                     rate of interest, collateral,                                     (e) Current
(a)      similar party                           par, or maturity value                         (d) Cost               value**
---  -----------------------                 ---------------------------------                  -------------      ----------------

     GUARANTEED INVESTMENT CONTRACTS:

     Caisse des Depots                       6.53% annual interest, due 6/30/2002               $   8,000,067       $     8,000,067

     J.P. Morgan                             7.17% annual interest, due 2/7/2003                    4,011,679             4,011,679

     New York Life                           6.12% annual interest, due 11/17/2003                  2,518,810             2,518,810

     Union Bank of Switzerland               6.99% annual interest, due 6/1/2004                    4,011,405             4,011,405

     Westdeutsche Landesbank                 6.80% annual interest, due 3/17/2003                   5,024,964             5,024,964

     Westdeutsche Landesbank                 6.28% annual interest, due 4/25/2003                   4,081,628             4,081,628
                                                                                                -------------       ---------------
       Total Guaranteed Investment Contracts                                                       27,648,553            27,648,553
                                                                                                -------------       ---------------
     PARTICIPANTS' LOANS:

     Loans to Participants                   Loans with interest rates ranging from
                                               4.75% to 10.00%                                        N/A                17,482,092
                                                                                                -------------       ---------------
     TOTAL ASSETS (HELD AT END OF YEAR)                                                         $ 898,957,434       $ 1,458,863,643
                                                                                                =============       ===============


 *   Party-in-interest

 **  Current value is equivalent to contract value for all Guaranteed Investment Contracts.


                 THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN
                            EIN: 58-0628465 PN: 002

            Schedule H, line 4j - Schedule of Reportable Transactions
                      For the Year Ended December 31, 2001



               (b) Description of                                                                      (h) Current
                   asset (include                                        (f) Expense                       value
(a) Identity       interest rate                                             incurred                   of asset on
    of party       and maturity in  (c) Purchase  (d) Selling (e) Lease      with        (g) Cost of     transaction  (i) Net gain
    involved       case of a loan)      price         price       rental     transaction     asset         date           or (loss)
------------   -------------------  ------------  ----------- ---------- --------------- -----------   -------------  --------------


CATEGORY (iii) - ANY TRANSACTION WITHIN THE PLAN YEAR INVOLVING SECURITIES OF THE SAME ISSUE IF WITHIN THE PLAN YEAR ANY
                 SERIES OF TRANSACTIONS AGGREGATE TO MORE THAN 5% OF THE CURRENT VALUE OF PLAN ASSETS AT JANUARY 1, 2001.

The Coca-Cola
 Company       Common stock         $26,925,544         -         -       $33,886        $26,959,430   $26,959,430        -

The Coca-Cola
 Company       Common stock             -         $76,685,235     -       $92,300        $35,189,229   $76,777,535    $41,588,306


THERE WERE NO CATEGORY (i), (ii) OR (iv) REPORTABLE TRANSACTIONS DURING THE YEAR ENDED DECEMBER 31, 2001.


                                   SIGNATURES



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Coca-Cola Company Corporate Retirement Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  THE COCA-COLA COMPANY
                                   THRIFT & INVESTMENT PLAN
                                      (Name of Plan)



                                  By: /s/ BARBARA S. GILBREATH
                                      ------------------------
                                      Barbara S. Gilbreath
                                      Chairman, The Coca-Cola Company Corporate
                                       Retirement Plan Administrative Committee


Date:  June 25, 2002

                                  EXHIBIT INDEX



Exhibit No.                         Description
-----------                         -----------

     23                    Consent of Independent Auditors